Exhibit 99.1

GREENBROOK TMS REPORTS FIRST quarter operational and FINANCIAL RESULTS

May 13, 2022 – Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), today announced its first quarter 2022 (“Q1 2022”) operational and financial results. All values in this news release are in United States dollars, unless otherwise stated.

FIRST QUARTER 2021 OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Quarterly revenue increased by 15% to $13.1 million as compared to the first quarter of 2021 (“Q1 2021”). Treatment volumes increased by 13% to 59,067 as compared to Q1 2021.

•	The COVID-19 omicron variant, paired with typical seasonal factors, affected quarter-over-quarter results. COVID-19 omicron variant, affected quarter-over-quarter results. Revenue decreased by 7% as compared to the fourth quarter of 2021 (“Q4 2021”), while treatments decreased by 4% as compared to Q4 2021.

•	New patient starts increased by 15% to a record 1,817 as compared to Q1 2021, and 9% as compared to Q4 2021, showing strong forward momentum into the second quarter of 2022.

•	Entity-wide regional operating loss decreased by 30% to $1.0 million as compared to $1.5 million in Q1 2021.

•	The Company continued the roll-out of its Spravato® (esketamine nasal spray) offering at select TMS treatment centers (“TMS Centers”). As at March 31, 2022, the Company expanded its offering of Spravato® to 23 TMS Centers across the United States, building on the long-term business plan of utilizing our TMS Centers as platforms for the delivery of innovative treatments to patients suffering from Major Depressive Disorder and other mental health disorders.

Bill Leonard, President and Chief Executive Officer of Greenbrook commented:

“Despite the impact of the COVID-19 omicron variant early in the quarter, we continued to see resilient growth in both revenue and new patient starts, with the latter producing a record result during Q1 2022. We are very excited about the promising prospects of the continued roll-out of our Spravato® program to more of our active TMS Centers which we believe will enhance profit margins by optimizing the utilization of our current TMS Centers. This builds on our long-term strategy of utilizing our growing network of TMS Centers and affiliated physicians as a services platform to deliver innovative treatments to patients suffering from mental health disorders. We believe that record forward-looking indicators late in the quarter will provide strong momentum into the second quarter and we believe this will position us better than ever to serve the unmet need for mental health support across the United States.”

SELECTED FIRST QUARTER FINANCIAL AND OPERATING RESULTS (1)

Selected Financial Results

(US$) (unaudited)	Q1 2022	Q1 2021
Total revenue	13,065,146	11,313,175
Regional operating income (loss)	(1,038,049)	(1,492,118)
Loss before income taxes	(8,004,959)	(7,836,166)
Loss for the year and comprehensive loss	(8,004,959)	(7,836,166)
Loss attributable to the common shareholders of Greenbrook	(7,837,983)	(7,626,554)
Net loss per share (basic and diluted)	(0.44)	(0.56)

Note:

(1)	Please note that additional selected consolidated financial information can be found at the end of this press release.

Selected Operating Results

	As at March 31,	As at March 31,	As at December 31,
(unaudited)	2022	2021	2021
Number of active TMS Centers(1)	146	119	147
Number of TMS Centers-in-development(2)	2	9	2
Total TMS Centers	148	128	149
Number of management regions	15	13	15
Number of TMS Devices installed	234	201	234
Number of regional personnel	340	317	386
Number of shared-services / corporate personnel(3)	68	49	44
Number of TMS providers(4)	161	116	135
Number of consultations performed(5)	3,501	3,591	3,547
Number of patient starts(5)	1,817	1,583	1,667
Number of treatments performed(5)	59,067	52,126	61,416
Average revenue per treatment(5)	$221	$217	$229

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS (as defined below) services during the applicable period.

(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.

(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.

(4)	Represents clinician partners that are involved in the provision of TMS therapy services from our TMS Centers.

(5)	Figure calculated for the applicable period ended.

For more information, please refer to the Management’s Discussion & Analysis of Financial Condition and Results of Operations (“Q1 2022 MD&A”) and the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2022 and 2021. These documents will be available on the Company’s website at www.greenbrooktms.com, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

CONFERENCE CALL AND WEBCAST

First Quarter Conference Call Details:

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, the Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on May 16, 2022 to discuss the financial results for the quarter.

Toll Free North America: 1-866-521-4909

Toronto: 647-427-2311

Webcast:

For more information or to listen to the call via webcast, please visit: www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Toll Free (North America): 1-800-585-8367

Toronto: 416-621-4642

Passcode: 3459997

The conference call replay will be available beginning at 1:00 p.m. ET on May 16, 2022, until 11:59 p.m. ET on June 16, 2022.

About Greenbrook TMS Inc.

Operating through 148 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 840,000 TMS treatments to over 24,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the Company’s future financial and/or operating performance, the Company’s expectations regarding the impact of the continued roll-out of the Spravato® offering at additional TMS Centers and its future growth prospects, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, the factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, in the “Risks and Uncertainties” section of the Company’s Q1 2022 MD&A and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Selected Consolidated Financial Information

(US$)	Q1 2022 (unaudited)	Q1 2021 (unaudited)
Total revenue	13,065,146	11,313,175

Direct center and patient care costs	7,340,496	6,360,023
Regional employee compensation	3,475,551	2,986,315
Regional marketing expenses	1,717,164	1,984,621
Depreciation	1,569,984	1,474,334
Total direct center and regional costs	14,103,195	12,805,293
Regional operating income (loss)	(1,038,049)	(1,492,118)
Center development costs	159,446	280,433
Corporate employee compensation	3,617,860	2,886,584
Corporate marketing expenses	134,954	161,034
Other corporate, general and administrative expenses	1,370,804	1,668,464
Share-based compensation	249,322	205,970
Amortization	207,500	115,833
Interest expense	1,229,311	1,027,912
Interest income	(2,287)	(2,182)
Loss before income taxes	(8,004,959)	(7,836,166)
Income tax expense	–	–
Loss for the period and comprehensive loss	(8,004,959)	(7,836,166)
Loss attributable to non-controlling interest	(166,976)	(209,612)
Loss attributable to the common shareholders of Greenbrook	(7,837,983)	(7,626,554)
Net loss per share (basic and diluted)	(0.44)	(0.56)

(US$)	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
(unaudited)
Revenue	13,065,146	14,047,452	13,130,245	13,707,212	11,313,175	9,913,552	12,006,570	9,788,555
Regional operating income (loss)	(1,038,049)	43,741	249,057	921,339	(1,492,118)	(2,050,168)	967,584	(225,198)
Net loss attributable to common shareholders of Greenbrook	(7,837,983)	(6,831,859)	(3,517,250)	(6,775,825)	(7,626,554)	(8,391,630)	(7,636,132)	(9,477,505)
Net loss per share – Basic(1)	(0.44)	(0.34)	(0.22)	(0.48)	(0.56)	(0.60)	(0.57)	(0.76)
Net loss per share – Diluted(1)	(0.44)	(0.34)	(0.22)	(0.48)	(0.56)	(0.60)	(0.57)	(0.76)

Note:

(1)	The Company has retrospectively presented the number of Common Shares and net loss per share calculations reflecting the number of Common Shares following the consolidation of our Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares, which was implemented by the Company effective February 1, 2021.